Filed Pursuant to Rule 424(b)(3)

Registration File No.: 333-280771

GLADSTONE ALTERNATIVE INCOME FUND

Supplement dated December 23, 2024 to the Prospectus

and Statement of Additional Information dated November 6, 2024

This supplement amends certain information in the Prospectus and Statement of Additional Information, dated November 6, 2024, of Gladstone Alternative Income Fund (the “Fund”). Unless otherwise indicated, all other information included in the Prospectus and Statement of Additional Information that is not inconsistent with the information set forth in this supplement remains unchanged. Capitalized terms not otherwise defined in this supplement have the same meaning as in the Prospectus and Statement of Additional Information.

Effective as of December 15, 2024, Paul W. Adelgren resigned as trustee of the Fund. In addition, as of December 15, 2024, Walter H. Wilkinson, Jr. was appointed by the Board as Lead Independent Trustee and Katharine C. Gorka was appointed as Chairperson of the Ethics, Nominating and Corporate Governance Committee.

As of December 15, 2024, the following changes are made to the Prospectus and Statement of Additional Information:

The Section titled “Management of the Fund—Trustees and Officers” in the Prospectus is replaced in its entirety with the following:

Pursuant to the Declaration of Trust and our By-laws (the “By-laws”), the Board oversees the management of our business and affairs. The Board appoints officers who are responsible for our day-to-day operations and who execute policies authorized by the Board. The Board consists of seven Trustees, two of whom are considered to be “interested persons” (as defined in the 1940 Act) of us. We refer to the Trustee who are such “interested persons” as “Interested Trustees” and the Trustee who are not “interested persons” as “Independent Trustees. The Trustees are subject to removal or replacement in accordance with Delaware law and the Declaration of Trust. The SAI provides additional information about the Trustees.

The third sentence in first paragraph of the Section titled “Management of the Fund—Board Leadership Structure” in the Statement of Additional Information is replaced in its entirety with the following:

In addition, Walter H. Wilkinson, Jr., one of our Independent Trustees, serves as the Lead Independent Trustee

The Section titled “Management of the Fund—Committees” in the Statement of Additional Information is replaced in its entirety with the following:

The standing committees of the Board of Trustees are the Audit Committee, the Compensation Committee, the Ethics, Nominating and Corporate Governance Committee and the Valuation Committee. The table below provides information about each committee’s composition, functions, and responsibilities.

Committee	Committee Members	Description

Audit Committee	Anthony W. Parker (Chairperson), Michela A. English and John H. Outland

The Audit Committee is comprised solely of Independent Trustees. The Audit Committee has adopted a written charter that is available to shareholders in the Investors-Governance section of our website at www.gladstoneintervalfund.com. The Audit Committee oversees our corporate accounting and financial reporting process. For this purpose, the Audit Committee performs several functions. The Audit Committee evaluates the performance of and assesses the qualifications of the independent registered public accounting firm; determines and approves the scope of the engagement of the independent registered public accounting firm; determines whether to retain or terminate the existing independent registered public accounting firm or to appoint and engage a new independent registered public accounting firm; reviews and approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent registered public accounting firm on our audit engagement team as required by law; discusses with management and the independent registered public accounting firm regarding the effectiveness of internal controls over financial reporting; establishes procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The Audit Committee is also responsible for reviewing and discussing with management and our independent accountants our annual audited and unaudited semi-annual financial statements and recommending to the Board whether such financial statements should be included in our reports to shareholders. At least annually, the Audit Committee reviews a report from the independent

Committee	Committee Members	Description

accountants regarding the independent accountant’s internal quality-control procedures, any material issues raised by internal quality review, or peer review, of the firm or any inquiry or investigation by governmental or professional authorities with respect to independent audits carried out by the firm and any steps taken to deal with any such issues.

Compensation Committee	John H. Outland (Chairperson) and Walter H. Wilkinson, Jr.

The Compensation Committee is comprised solely of Independent Trustees. The Compensation Committee operates pursuant to a written charter that is available to shareholders in the Investors-Governance section of our website at www.gladstoneintervalfund.com. The Compensation Committee conducts periodic reviews of the Advisory Agreement, the Administration Agreement, the trademark license agreement with TGC and any other agreement with an affiliate of the Adviser pursuant to which such affiliate is paid compensation by us to evaluate whether the fees paid under the agreements are in the best interests of us and our shareholders. The committee considers in such periodic reviews, among other things, whether the performance of the Adviser and the Administrator are reasonable in relation to the nature and quality of services performed and whether the provisions of the Advisory Agreement and Administration Agreement are being satisfactorily performed and determines whether or not to recommend to the Board approval or renewal of such Agreements. The Compensation Committee also annually reviews and recommends to the full Board of Trustees, the appropriate elements and level of trustee compensation.

Ethics, Nominating and Corporate Governance Committee	Katharine C. Gorka (Chairperson), John H. Outland and Walter H. Wilkinson, Jr.

The Ethics, Nominating and Corporate Governance Committee is comprised solely of Independent Trustees. The Ethics, Nominating and Corporate Governance Committee operates pursuant to a written charter that is available to shareholders in the Investors-Governance section of our website at www.gladstoneintervalfund.com. The Ethics, Nominating and Corporate Governance Committee is responsible for identifying, reviewing and evaluating candidates to serve as our trustees (consistent

Committee	Committee Members	Description

with criteria approved by our Board), reviewing and evaluating incumbent trustees, recommending to our Board for selection candidates for election to our Board, making recommendations to our Board regarding the membership of the committees of our Board, assessing the performance of our Board, and developing our corporate governance principles.

The Ethics, Nominating and Corporate Governance Committee will consider nominee candidates recommended by shareholders. Shareholders who wish to recommend individuals for consideration by the Ethics, Nominating and Corporate Governance Committee as nominee candidates may do so by submitting a written recommendation to our Secretary at: 1521 Westbranch Drive, Suite 100, McLean, Virginia 22102. Submissions must include sufficient biographical information concerning the recommended individual, including age, at least ten years of employment history with employer names and a description of the employer’s business, and a list of board memberships (if any). The submission must be accompanied by a written consent of the individual to stand for election if nominated by the Board of Trustees and to serve if elected. Recommendations must be received in a sufficient time, as determined by the Ethics, Nominating and Corporate Governance Committee in its sole discretion, prior to the date proposed for the consideration of nominee candidates by the Board of Trustees.

Valuation Committee	Walter H. Wilkinson, Jr. (Chairperson), John H. Outland and Anthony W. Parker

The Valuation Committee is comprised solely of Independent Trustees. The Valuation Committee operates pursuant to a written charter that is available to shareholders in the Investors-Governance section of our website at www.gladstoneintervalfund.com. The Valuation Committee is responsible for assisting the Board in determining the fair value of our investment portfolio or other assets in compliance with the 1940 Act and assisting the Board’s compliance with legal and

Committee	Committee Members	Description
regulatory requirements, as well as risk management, related to valuation.

All other references to Paul W. Adelgren and corresponding information are removed from the Prospectus and Statement of Additional Information in their entirety.

Investors should retain this supplement for future reference.

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